January 11, 2013

Via Edgar and Email

Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Banyan Rail Services Inc.
Letter Dated January 2, 2013
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-09043

Dear Mr. Gordon:

On behalf of Banyan Rail Services Inc., please find below our responses to the comments of the staff of the Securities and Exchange Commission contained in your letter to Gary O. Marino dated January 2, 2013. For your convenience, we have repeated your comments before our responses. In addition, we have sent a courtesy copy to William Demarest of your staff. All references to the “Company,” “we,” “our,” and “us,” refer to Banyan Rail Services.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.	We have reviewed your response to comment 1. We note that you do not use percentage of completion because of the nature of the work performed and reasonable estimates cannot be made of each individual job within a contract. When contracting represents a significant part of your operations it is presumed that you have the ability to make estimates that are sufficiently dependable to justify the use of percentage of completion method of accounting. Persuasive evidence to the contrary is necessary to overcome that presumption. In your response please provide us with detailed response describing your contracts in detail and why you are not able to make reasonable estimates. For reference see ASC 605-35-25-56 through 78.

The nature of our contracts subjects us to inherent risks which prohibit our ability to make reasonably dependable cost estimates on a component project within each contract. The lack of our ability to make dependable estimates precludes our ability to use the percentage-of-completion method of accounting (ASC 605-35-25-61).

One Boca Place • 2255 Glades Road / Suite 111-E • Boca Raton, Florida 33431

www.BanyanRail.com • Telephone: 561.997.7775 • Facsimile: 561.997-7536

Our contracts with the railroads require us to follow behind railroad maintenance away gangs and pick up railroad ties that are being removed from service by the railroad. These ties are scattered along the side of the track for miles. We use heavy equipment capable of riding along the track to access the areas and pick up the scattered railroad ties. During this process we segregate the better ties for potential sale and pickup by our landscape customers. We sell the better quality ties to our landscape customers FOB trackside (“off the track”), thus avoiding the cost of transporting these railroad ties back to our processing facility. Every railroad tie we sell as a landscape tie, reduces the cost we will incur in completing our work for the railroad. However, the nature of the environmental conditions in each section of track, the amount of years the ties have been in service, and demand for landscape railroad ties in that area or time of year will cause the number of ties that can be sold off the track to vary from component project to component project. For the railroad ties that are not sold we will incur additional cost to transport them back to our processing facility. The projects can vary significantly in length due to the mileage of each component, typically ranging from a one month period to nearly a year.

The primary reason for our inability to make reasonable estimates is due to variable costs resulting from the uncertainty surrounding the percentage of ties within each component project that can be reclaimed and resold as landscape ties, and the percentage of ties to be transported to our facility for further processing and resold as scrap tie fuel. For the reasons discussed above, the percentage of ties that can be reclaimed as landscape ties varies from project to project, and is not estimatable at the beginning or during the course of each component project. Several factors that contribute to this uncertainty in arriving at reasonable estimates are as follows:

•	the absolute quantity of the ties that can be removed from the railroad track that can be reclaimed,
•	the absolute quantity of ties that will able to be sold as landscape ties "off the track",
•	the absolute quantity of ties to be transported to our processing facility, and the distance these ties will be transported to arrive at our facility, and
•	The variability in the time required to complete component projects, due to condition of the railroad ties within the specific track, and unforeseen delays due to inclement weather and equipment performance.

The factors above cause significant fluctuations in our ability to make dependable estimates.

The table below summarizes ten component projects completed during 2011, including the resulting gross profit percentages for each component project:

One Boca Place • 2255 Glades Road / Suite 111-E • Boca Raton, Florida 33431

Telephone: 561-997-7775 • Facsimile: 561-997-7536

	Project A	Project B	Project C	Project D	Project E	Project F	Project G	Project H	Project I	Project J
# Ties	2,960	2,764	2,980	7,945	53,868	47,839	5,732	26,251	39,078	34,730
Gross Profit	$13	$(6,185)	$776	$(2,850)	$(18,108)	$18,932	$5,315	$35,194	$10,010	$(12,219)
Gross Profit %	0.16%	-86.07%	10.02%	-13.79%	-12.93%	15.22%	35.67%	51.56%	9.85%	-1.45%

The losses in component Projects B, D, E and J above were the result of higher transportation and outside labor costs due to the greater amount of ties that were required to be transported back to our processing facility. The losses for these projects were recognized in the periods during which we expected to incur or actually incurred the losses (Q4 2011 for Project B and Q3 2011 for Projects D, E and J).

2.	We have reviewed your response to comment 3. In future filings please provide the percentages of each revenue source as you have done in the response.

We will include the percentage of each of our four revenue sources in future filings.

Please do not hesitate to contact me if we can provide you with any further information regarding this matter. You can reach me at 561-997-7775 or jon@woodenergygroup.com.

Sincerely,

/s/ John D. Ryan

Jon D. Ryan

Chief Financial Officer

CC:	William Demarest (SEC)
Gary O. Marino (Banyan Rail Services Inc.)

One Boca Place • 2255 Glades Road / Suite 111-E • Boca Raton, Florida 33431

Telephone: 561-997-7775 • Facsimile: 561-997-7536